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                                exhibit 10c

                 AMENDMENT TO 1988 INCENTIVE STOCK OPTION PLAN
                            OF TWIN DISC, INCORPORATED


     The following is the text of Paragraph 2 of the 1988 Incentive Stock Plan of Twin Disc, Incorporated. The proposed change is in italics.

     2. STOCK. The total number of shares of common stock to be subject to options upon the exercise of options granted under this Plan will not exceed 225,000 shares of the Company's common stock, subject to adjustment as provided in Paragraph 9(a) hereof. Such shares may be authorized and unissued shares of common stock, or issued shares of common stock which have been reacquired by the Company, or a combination thereof. Shares subject to an option under this Plan which is not exercised in full, or shares as to which the right to purchase is forfeited through default or otherwise, shall remain available for other options under this Plan.